INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

December 31, 2020

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II File No. 333-191476 and 811-22894 (the “Registrant”) on behalf of the AXS Alternative Value Fund (formerly, AXS Large Cap Value Fund) and AXS Market Neutral Fund (formerly, AXS Market Neutral Large Cap Fund)

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Ms. Deborah O’Neal of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on December 21, 2020, on the Registrant’s registration statement filed on Form N-1A (the “Registration Statement”) relating to the AXS Alternative Value Fund (formerly, the AXS Large Cap Value Fund) and the AXS Market Neutral Fund (formerly, the AXS Market Neutral Large Cap Fund), each a series of the Registrant. Responses to all of the comments are included below and, as appropriate, will be reflected in a Post-Effective Amendment to the Fund’s Form N-1A registration statement (the “Amendment”) which will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

GENERAL

1.	Please confirm that the Fund’s Prospectus and Statement of Additional Information (“SAI”) will not be used to offer shares to investors until after the reorganization is completed.

Response: The Registrant so confirms.

2.	Please confirm in your written response that the comments given on the Registration Statement on Form N-1A will be made to the Registration Statement on Form N-14, as applicable.

Response: The Registrant so confirms.

PROSPECTUS

SUMMARY SECTION

Performance – AXS Alternative Value Fund

3.	The Average Annual Total Returns Table shows the S&P 500 Total Return Index as the Fund’s benchmark and the Russell 1000 Value Total Return Index as a secondary benchmark, and the Fund’s principal investment strategies reference the S&P 500 Index. Please confirm whether there was a change in the Fund’s benchmark and if so, please include the performance results for the prior benchmark for one year.

Response: The Registrant confirms that there has been no change in the AXS Alternative Value Fund’s benchmark which is the S&P 500 Total Return Index.

Performance – AXS Market Neutral Fund

1.	The Average Annual Total Returns Table shows the S&P 500 Total Return Index as the Fund’s benchmark and the Fund’s principal investment strategies reference the S&P 500 Index. Please confirm whether there was a change in the Fund’s benchmark and if so, please include the performance results for the prior benchmark for one year.

Response: The Registrant confirms that there has been no change in the AXS Market Neutral Fund’s benchmark which is the S&P 500 Total Return Index.

* * * * *

Please contact the undersigned at (626) 385-5777 should you have any questions or comments regarding the Amendment. I may also be reached at diane.drake@mfac-ca.com.

Sincerely,

/s/ DIANE J. DRAKE

Diane J. Drake

Secretary

2